Term sheet To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 5-I dated November 17, 2011	Term Sheet to Product Supplement No. 5-I Registration Statement No. 333-177923 Dated May 5, 2014; Rule 433

Structured Investments	$ Return Notes Linked to the STOXX® Europe 600 Basic Resources Index, Converted into U.S. Dollars, due February 9, 2015

General

•	The notes are designed for investors who seek exposure to the performance of the STOXX® Europe 600 Basic Resources Index, converted into U.S. dollars, as increased by the Index Adjustment Factor. Investors should be willing to forgo interest and dividend payments and, if the Index, converted into U.S. dollars, declines by more than approximately 0.79365%, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing February 9, 2015†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes are expected to price on or about May 6, 2014 and are expected to settle on or about May 9, 2014.

Key Terms

Index:	The STOXX® Europe 600 Basic Resources Index (Bloomberg ticker: SXPP) (the “Index”), converted into U.S. dollars
Payment at Maturity:	Payment at maturity will reflect the performance of the Index, converted into U.S. dollars, as increased by the Index Adjustment Factor. Accordingly, at maturity, you will receive an amount per $1,000 principal amount note calculated as follows:
$1,000 × (1 + Index Return) × Index Adjustment Factor
Because the Index Adjustment Factor is 100.80% and has a positive effect on your payment at maturity, you will lose some or all of your principal amount at maturity if the Index Return is less than approximately -0.79365%. For more information on how the Index Adjustment Factor can affect your payment at maturity, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?” in this term sheet.
If the value of the U.S. dollar appreciates against the European Union euro, you may lose some or all of your investment in the notes, even if the Index closing level has increased during the term of the notes.
Index Return:	The performance of the Index, converted into U.S. dollars, from the Initial Index Level to the Ending Index Level, calculated as follows:
(Ending Index Level – Initial Index Level) Initial Index Level
Index Adjustment Factor:	100.80%
Initial Index Level:	The Adjusted Index Level of the Index on the pricing date
Ending Index Level:	The Adjusted Index Level of the Index on the Observation Date
Adjusted Index Level:	On any day, the Index closing level on that day multiplied by the Exchange Rate on that day
Exchange Rate:	The “Exchange Rate” on any day will equal an exchange rate of U.S. dollars per one unit of the European Union euro, as determined by the calculation agent, expressed as the amount of U.S. dollars per European Union euro, as reported by Reuters Group PLC (“Reuters”) on Reuters page “WMRSPOT05,” or any substitute Reuters page, at approximately 4:00 p.m. Greenwich Mean Time.
Underlying Currency:	The European Union euro
Currency Business Day:	A “currency business day” is a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the Underlying Currency (which is London, England for the European Union euro) and (b) banking institutions in The City of New York and that principal financial center are not otherwise authorized or required by law, regulation or executive order to close.
Original Issue Date (Settlement Date):	On or about May 9, 2014
Observation Date†:	February 4, 2015
Maturity Date†:	February 9, 2015
CUSIP:	48127DHF8
†	Subject to postponement in the event of a market disruption event or currency disruption event and as described under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Index” and “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 5-I

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-16 of the accompanying product supplement no. 5-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed of $4.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-46 of the accompanying product supplement no. 5-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $993.50 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $983.50 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 5, 2014

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 5-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 5-I dated November 17, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 5-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 5-I dated November 17, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007707/e46168_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-1
Return Notes Linked to the STOXX® Europe 600 Basic Resources Index, Converted into U.S. Dollars

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity or payment at maturity for each $1,000 principal amount note. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Index Level of 557.60 (based on a hypothetical Index closing level on the pricing date of 410 and a hypothetical Exchange Rate on the pricing date of 1.36) and reflects the Index Adjustment Factor of 100.80%. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
1,115.20000	100.00000%	101.60000%
975.80000	75.00000%	76.40000%
836.40000	50.00000%	51.20000%
724.88000	30.00000%	31.04000%
669.12000	20.00000%	20.96000%
613.36000	10.00000%	10.88000%
585.48000	5.00000%	5.84000%
571.54000	2.50000%	3.32000%
557.60000	0.00000%	0.80000%
554.81200	-0.50000%	0.29600%
553.17461	-0.79365%	0.00000%
529.72000	-5.00000%	-4.24000%
501.84000	-10.00000%	-9.28000%
446.08000	-20.00000%	-19.36000%
390.32000	-30.00000%	-29.44000%
334.56000	-40.00000%	-39.52000%
278.80000	-50.00000%	-49.60000%
223.04000	-60.00000%	-59.68000%
167.28000	-70.00000%	-69.76000%
111.52000	-80.00000%	-79.84000%
55.76000	-90.00000%	-89.92000%
0.00000	-100.00000%	-100.00000%

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Initial Index Level of 557.60 to an Ending Index Level of 585.48. Because the Ending Index Level of 585.48 is greater than the Initial Index Level of 557.60 and the Index Return is 5%, the investor receives a payment at maturity of $1,058.40 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + 5%) × 100.80% = $1,058.40

Example 2: The level of the Index decreases from the Initial Index Level of 557.60 to an Ending Index Level of 554.812. Although the Ending Index Level of 554.812 is less than the Initial Index Level of 557.60 and the Index Return is -0.50%, because of the positive effect of the Index Adjustment Factor, the investor receives a payment at maturity of $1,002.96 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + -0.50%) × 100.80% = $1,002.96

Example 3: The level of the Index decreases from the Initial Index Level of 557.60 to an Ending Index Level of 446.08. Because the Ending Index Level of 446.08 is less than the Initial Index Level of 557.60 and the Index Return is -20%, the investor receives a payment at maturity of only $806.40 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + -20%) × 100.80% = $806.40

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-2
Return Notes Linked to the STOXX® Europe 600 Basic Resources Index

Hypothetical Examples of Index Return Calculations

The following examples illustrate how the Index Return is calculated in different hypothetical scenarios. The examples below assume that the hypothetical Index on the pricing date is 410, the hypothetical Exchange Rate on the pricing date is 1.36 and, therefore, the hypothetical Initial Index Level is 557.60. The hypothetical Index Returns set forth below are for illustrative purposes only and may not be the actual Index Returns. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The Index closing level increases from 410 on the pricing date to 451 on the Observation Date, and the Exchange Rate on the Observation Date remains flat at 1.36 from the pricing date to the Observation Date.

The Ending Index Level is equal to:

451 × 1.36 = 613.36

Because the Ending Index Level of 613.36 is greater than the Initial Index Level of 557.60, the Index Return is positive and is equal to 10%.

Example 2: The Index closing level remains flat at 410 from the pricing date to the Observation Date, and the Exchange Rate increases from 1.36 on the pricing date to 1.632 on the Observation Date.

The Ending Index Level is equal to:

410 × 1.632 = 669.12

Because the Ending Index Level of 669.12 is greater than the Initial Index Level of 557.60, the Index Return is positive and is equal to 20%.

Example 3: The Index closing level increases from 410 on the pricing date to 451 on the Observation Date, and the Exchange Rate increases from 1.36 on the pricing date to 1.632 on the Observation Date.

The Ending Index Level is equal to:

451 × 1.632 = 736.032

Because the Ending Index Level of 736.032 is greater than the Initial Index Level of 557.60, the Index Return is positive and is equal to 32%.

Example 4: The Index closing level increases from 410 on the pricing date to 451 on the Observation Date, but the Exchange Rate decreases from 1.36 on the pricing date to 1.088 on the Observation Date.

The Ending Index Level of the Index is equal to:

451 × 1.088 = 490.588

Even though the closing level of the Index has increased by 10%, because the Exchange Rate has decreased by 20%, the Ending Index Level of 490.588 is less than the Initial Index Level of 557.60, and the Index Return is negative and is equal to -12%.

Example 5: The Index closing level decreases from 410 on the pricing date to 369 on the Observation Date, but the Exchange Rate increases from 1.36 on the pricing date to 1.632 on the Observation Date.

The Ending Index Level is equal to:

369 × 1.632 = 602.208

Even though the closing level of the Index has decreased by 10%, because the Exchange Rate has increased by 20%, the Ending Index Level of 602.208 is greater than the Initial Index Level of 557.60, and the Index Return is positive and is equal to 8%.

Example 6: The Index closing level decreases from 410 on the pricing date to 369 on the Observation Date, and the Exchange Rate decreases from 1.36 on the pricing date to 1.088 on the Observation Date.

The Ending Index Level is equal to:

369 × 1.088 = 401.472

Because the Ending Index Level of 401.472 is less than the Initial Index Level of 557.60, the Index Return is negative and is equal to -28%.

Example 7: The Index closing level remains flat at 410 from the pricing date to the Observation Date, and the Exchange Rate decreases from 1.36 on the pricing date to 1.088 on the Observation Date.

The Ending Index Level is equal to:

410 × 1.088 = 446.08

Because the Ending Index Level of 446.08 is less than the Initial Index Level of 557.60, the Index Return is negative and is equal to -20%.

Example 8: The Index closing level decreases from 410 on the pricing date to 369 on the Observation Date, and the Exchange Rate remains flat at 1.36 from the pricing date to the Observation Date.

The Ending Index Level is equal to:

369 × 1.36 = 501.84

Because the Ending Index Level of 501.84 is less than the Initial Index Level of 557.60, the Index Return is negative and is equal to -10%.

JPMorgan Structured Investments —	TS-3
Return Notes Linked to the STOXX® Europe 600 Basic Resources Index

Selected Purchase Considerations

•	INVESTMENT EXPOSURE TO THE PERFORMANCE OF THE STOXX® EUROPE 600 BASIC RESOURCES INDEX, CONVERTED INTO U.S. DOLLARS — The notes provide exposure to the performance of the Index, converted into U.S. dollars, as increased by the Index Adjustment Factor. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	RETURN LINKED IN PART TO THE STOXX® EUROPE 600 BASIC RESOURCES INDEX — The return on the notes is linked in part to the performance of the STOXX® Europe 600 Basic Resources Index. The STOXX® Europe 600 Basic Resources Index is one of 19 STOXX® Europe 600 Supersector indices that compose the STOXX® Europe 600 Index. The STOXX® Europe 600 Index contains the 600 largest stocks by free float market capitalization traded on the major exchanges of 17 European countries. Each of the 19 STOXX® Europe 600 Supersector indices contain the companies of the STOXX® Europe 600 Index that fall within the relevant supersector, determined by reference to the Industry Classification Benchmark (“ICB”), an international system for categorizing companies that is maintained by FTSE International Limited. The STOXX® Europe 600 Basic Resources Index includes companies in the basic resources supersector, which tracks companies operating in the forestry and paper sector, the industrial metals and mining sector (including aluminum, nonferrous metals and iron and steel) and the mining sector (including coal, diamonds and gemstones, general mining, gold mining and platinum and precious metals). The STOXX® Europe 600 Basic Resources Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland and/or its licensors (the “Licensors”), which are used under license. The notes based in part on the STOXX® Europe 600 Basic Resources Index are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither STOXX Limited nor any of its Licensors shall have any liability with respect thereto. For additional information about the Index, see the information set forth in Appendix A to this term sheet.
•	POTENTIAL EXCHANGE RATE GAINS — Appreciation of the European Union euro against the U.S. dollar may increase the Ending Index Level, which is used to calculate the Index Return. Because the Index Return, and therefore the payment at maturity, is linked to the Ending Index Level, you will benefit from any such appreciation, unless offset by a decrease in the Index closing level.
•	CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 5-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index, the European Union euro relative to the U.S. dollar, or any of the component securities of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 5-I dated November 17, 2011.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your principal. The amount payable at maturity, if any, will reflect the performance of the Index and changes in the Exchange Rate, as increased by the Index Adjustment Factor. Because the Index Adjustment Factor is 100.80% and has a positive effect on your payment at maturity, if the Ending Index Level is less than the Initial Index Level by more than approximately 0.79365%, which includes any loss caused by a change in the Exchange Rate, you will lose some or all of your principal amount at maturity.
•	A DECREASE IN THE VALUE OF THE EUROPEAN UNION EURO RELATIVE TO THE U.S. DOLLAR MAY ADVERSELY AFFECT YOUR RETURN ON THE NOTES — The return on the notes is based on the
JPMorgan Structured Investments —	TS-4
Return Notes Linked to the STOXX® Europe 600 Basic Resources Index

performance of the Index and the Exchange Rate. The Ending Index Level is determined based on the Adjusted Index Level, which is the Index closing level, converted into U.S. dollars based on the Exchange Rate. Accordingly, any depreciation in the value of the European Union euro relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the European Union euro) may adversely affect your return on the notes.

•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 5-I for additional information about these risks.
•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index, including:
•	any actual or potential change in our creditworthiness or credit spreads;
JPMorgan Structured Investments —	TS-5
Return Notes Linked to the STOXX® Europe 600 Basic Resources Index

•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility of the Index;
•	the time to maturity of the notes;
•	the dividend rates on the equity securities included in the Index;
•	correlation or lack thereof between the Index and the Exchange Rate;
•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and the European Union euro;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
•	THE EQUITY SECURITIES INCLUDED IN THE INDEX ARE CONCENTRATED IN THE BASIC RESOURCES SECTOR — Each of the equity securities included in the Index has been issued by a company whose business is associated with the basic resources sector. Because the value of the notes is determined by the performance of the Index, an investment in these notes will be concentrated in this sector. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single positive or negative economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers.
•	CHANGES IN THE VALUE AND EXCHANGE RATE OF THE INDEX MAY OFFSET EACH OTHER — The notes are linked to the Index, converted into U.S. dollars. Price movements in the Index and movements in the Exchange Rate may not correlate with each other. At a time when the value or Exchange Rate of the Index increases, the Exchange Rate or value, respectively, of the Index may decline. Therefore, in calculating the Ending Index Level, increases in the value or Exchange Rate of the Index may be moderated, or more than offset, by declines in the Exchange Rate or value, respectively, of the Index. There can be no assurance that the Ending Index Level will be higher than the Initial Index Level. You may lose some or all of your principal amount at maturity if the Index Return is less than approximately
-0.79365%.
•	NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC.
•	ALTHOUGH THE EUROPEAN UNION EURO AND THE U.S. DOLLAR TRADE AROUND THE CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the European Union euro and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the European Union euro and the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the European Union and the United States, and economic and political developments in other relevant countries.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the member nations of the European Union and the United States and between each country and its major trading partners;
•	political, civil or military unrest in the member nations of the European Union and the United States; and
•	the extent of governmental surplus or deficit in the member nations of the European Union and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union (including its members), the United States and those of other countries important to international trade and finance.

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•	CUrrency exchange risks can be expected to heighten in periods of financial turmoil — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of a crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the European Union euro relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, JPMS’s estimated value will be provided in the pricing supplement and may be as low as the minimum for JPMS’s estimated value set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimum for JPMS’s estimated value.
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Historical Information — Adjusted Index Performance

The graph below shows the historical weekly performance of the Index, converted into U.S. dollars, from January 2, 2009 through May 2, 2014, based on the weekly Index closing level and the exchange rate of the Underlying Currency as reported by Bloomberg Financial Markets on the relevant dates. The exchange rates used in this graph were determined by reference to the rates reported by Bloomberg Financial Markets and may not be indicative of the Index performance, converted into U.S. dollars using the exchange rates of the Underlying Currency at approximately 4:00 p.m., Greenwich Mean Time, that would be derived from the applicable Reuters page. The Adjusted Index Level of the Index on May 2, 2014 was 569.767939.

Historical Information — Index Performance

The following graph shows the historical weekly performance of the Index from January 2, 2009 through May 2, 2014. The Index closing level on May 2, 2014 was 410.54.

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Historical Information — Exchange Rate

The graph below shows the historical weekly performance of the European Union euro expressed in terms of the conventional market quotation (which is the amount of U.S. dollars that can be exchanged for one European Union euro), as shown on Bloomberg Financial Markets, from January 2, 2009 through May 2, 2014. The exchange rate of the European Union euro, on May 2, 2014, as shown on Bloomberg Financial Markets, was 1.3875.

The exchange rates set forth above and displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Index Return. The Index Return, assuming no change in the Index closing level, increases when the U.S. dollar depreciates in value against the European Union euro.

The historical exchange rates in the graph below were determined using the rates reported by Bloomberg Financial Markets, which is not the source of the Exchange Rate. The Exchange Rate is determined based on the applicable rate displayed of the applicable Reuters page at approximately 4:00 p.m., Greenwich Mean Time.

The Exchange Rate of the European Union euro relative to the U.S. dollar on May 2, 2014, was 1.38785, calculated in the manner set forth under “Key Terms — Exchange Rate” on the front cover of this term sheet.

We obtained the Index closing levels and exchange rates needed to construct the graphs from Bloomberg Financial Markets, and we obtained the exchange rate used to calculate the Exchange Rate from Reuters Group PLC, in each case without independent verification. The historical performance of the Index and the Exchange Rate should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level or the Exchange Rate on the pricing date or on the Observation Date. We cannot give you assurance that the performance of the Index and the Exchange Rate will result in the return of any of your principal.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a

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profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?”, “Hypothetical Examples of Amount Payable at Maturity” and “Hypothetical Examples of Index Return Calculation” in this term sheet for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked in Part to the STOXX ® Europe 600 Basic Resources Index” in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraphs of the section entitled “Use of Proceeds and Hedging” on page PS-31 of the accompanying product supplement no. 5-I are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

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APPENDIX A

The STOXX® Europe 600 Basic Resources Index

We have derived all information contained in this term sheet regarding the STOXX® Europe 600 Basic Resources Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, STOXX Limited. The STOXX® Europe 600 Basic Resources Index is calculated, maintained and published by STOXX Limited. STOXX Limited has no obligation to continue to publish, and may discontinue publication of, the STOXX® Europe 600 Basic Resources Index.

The STOXX® Europe 600 Basic Resources Index is reported by Bloomberg L.P. under the ticker symbol “SXPP.”

The STOXX® Europe 600 Basic Resources Index was created by STOXX Limited, a joint venture between Deutsche Börse AG and SIX Group AG. Publication of the STOXX® Europe 600 Basic Resources Index began on June 15, 1998, based on an initial STOXX® Europe 600 Basic Resources Index value of 100 at December 31, 1991. The STOXX® Europe 600 Basic Resources Index is disseminated on the STOXX Limited website: http://www.stoxx.com, which sets forth, among other things, the country and industrial sector weightings of the securities included in the STOXX® Europe 600 Basic Resources Index and updates these weightings at the end of each quarter. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this term sheet. We make no representation or warranty as to the accuracy or completeness of information contained on the STOXX Limited website.

On March 1, 2010, STOXX Limited announced the removal of the “Dow Jones” prefix from all of its indices, including the STOXX® Europe 600 Basic Resources Index.

Index Composition of the Index

The STOXX® Europe 600 Basic Resources Index is one of 19 STOXX® Europe 600 Supersector indices that compose the STOXX® Europe 600 Index. The STOXX® Europe 600 Index contains the 600 largest stocks by free float market capitalization traded on the major exchanges of 17 European countries. Each of the 19 STOXX® Europe 600 Supersector indices contain the companies of the STOXX® Europe 600 Index that fall within the relevant supersector, determined by reference to the Industry Classification Benchmark (“ICB”), an international system for categorizing companies that is maintained by FTSE International Limited.  The STOXX® Europe 600 Basic Resources Index includes companies in the basic resources supersector, which tracks companies operating in the forestry and paper sector, the industrial metals and mining sector (including aluminum, nonferrous metals and iron and steel) and the mining sector (including coal, diamonds and gemstones, general mining, gold mining and platinum and precious metals).

The composition of each of the STOXX® Europe 600 Supersector indices is reviewed quarterly, based on the closing stock data on the last trading day of the month following the implementation of the last quarterly index review. The component stocks are announced on the fourth Tuesday of the month immediately prior to the review implementation month. Changes to the component stocks are implemented on the third Friday in each of March, June, September and December and are effective the following trading day.

The STOXX® Europe 600 Index is also reviewed on an ongoing basis, and any changes affecting the STOXX® Europe 600 Index are also applied to the relevant STOXX® Europe 600 Supersector index. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the STOXX® Europe 600 Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

The free float factors and weighting cap factors for each component stock used to calculate the STOXX® Europe 600 Supersector indices, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

Index Calculation

The STOXX® Europe 600 Supersector indices are calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating each STOXX® Europe 600 Supersector index value at any time can be expressed as follows:

Index =	free float market capitalization of the relevant STOXX® Europe 600 Supersector index
Divisor

The “free float market capitalization of the relevant STOXX® Europe 600 Supersector index” is equal to the sum of the products of the price, number of shares, free float factor and weighting cap factor for each component stock as of the time the relevant STOXX® Europe 600 Supersector index is being calculated.

All components of each STOXX® Europe 600 Supersector index are subject to a 30% cap for the largest company and a 15% cap for the second-largest company. The weighting cap factors are published on the second Friday of each March, June, September and December, one week prior to quarterly review implementation, and calculated using Thursday’s closing prices. In addition, an intra-quarter capping will be triggered if the largest company exceeds 35% or the second-largest exceeds 20%.

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The divisor for each STOXX® Europe 600 Supersector index is adjusted to maintain the continuity of that STOXX® Europe 600 Supersector index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

(1) Split and reverse split: Adjusted price = closing price × A / B New number of shares = old number of shares × B / A Divisor: no change

(2) Rights offering:

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made

Adjusted price = (closing price × A + subscription price × B) / (A + B)

New number of shares = old number of shares *(A + B)/ A

Divisor: increases

(3) Stock dividend: Adjusted price = closing price × A / (A + B) New number of shares = old number of shares × (A + B) / A Divisor: decreases	(4) Stock dividend of another company: Adjusted price = (closing price × A – price of other company × B) / A Divisor: decreases

(5) Return of capital and share consideration:

Adjusted price = (closing price – capital return announced
by company × (1-withholding tax)) × A / B

New number of shares = old number of shares × B / A

Divisor: decreases

(6) Repurchase of shares / self tender:

Adjusted price = ((price before tender × old number of shares) –
(tender price × number of tendered shares)) /
(old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares Divisor: decreases

(7) Spin-off: Adjusted price = (closing price × A – price of spun-off shares × B) / A Divisor: decreases
(8) Combination stock distribution (dividend or split) and rights offering:
For this corporate action, the following additional assumptions apply:
Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held.
If A is not equal to one share, all the following “new number of shares” formulae need to be divided by A:

- If rights are applicable after stock distribution (one action applicable to other):

Adjusted price =  (closing price × A + subscription price ×
C × (1 + B / A)) / ((A + B) × ( 1 + C / A))

New number of shares = old number of shares × ((A + B)   × (1 + C / A)) / A

Divisor: increases

- If stock distribution is applicable after rights (one action applicable to other):

Adjusted price = (closing price × A + subscription price ×
C) /((A + C) × (1 + B / A))

New number of shares = old number of shares × ((A + C) ×
 (1 + B / A))

Divisor: increases

- Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price × A + subscription price × C) / (A + B + C)

New number of shares = old number of shares × (A + B + C) / A

Divisor: increases

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License Agreement with STOXX Limited

Our affiliate has entered into an agreement with STOXX Limited (“STOXX”) providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the STOXX® Europe 600 Basic Resources Index, which is owned and published by STOXX Limited, in connection with certain securities, including the notes.

STOXX and its licensors (the “Licensors”) have no relationship to JPMorgan Chase & Co., other than the licensing of the STOXX® Europe 600 Basic Resources Index and the related trademarks for use in connection with the notes.

STOXX and its Licensors do not:

•	sponsor, endorse, sell or promote the notes;
•	recommend that any person invest in the notes or any other securities;
•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes;
•	have any responsibility or liability for the administration, management or marketing of the notes; or
•	consider the needs of the notes or the holders of the notes in determining, composing or calculating the STOXX® Europe 600 Basic Resources Index or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the notes. Specifically,

•	STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:
•	The results to be obtained by the notes, the holders of the notes or any other person in connection with the use of the STOXX® Europe 600 Basic Resources Index and the data included in the STOXX® Europe 600 Basic Resources Index;
•	The accuracy or completeness of the STOXX® Europe 600 Basic Resources Index and its data; or
•	The merchantability and the fitness for a particular purpose or use of the STOXX® Europe 600 Basic Resources Index and its data;
•	STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the STOXX® Europe 600 Basic Resources Index or its data; and
•	Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.

The licensing agreement between our affiliate and STOXX is solely for their benefit and not for the benefit of the holders of the notes or any other third parties.

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